FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

July 10, 2007

Corporate Express NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62

1101 BE Amsterdam ZO

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-               )

Enclosure:  Press Release dated July 10, 2007

Corporate Express NV

For more information:
Media Relations:
PRESS RELEASE	+31 (0)20 651 10 19

Investor Relations:
+31 (0)20 651 10 42

www.cexpgroup.com

CORPORATE EXPRESS ESTABLISHES GLOBAL SOURCING
ORGANISATION IN SOUTH EAST ASIA

Amsterdam, the Netherlands, 10 July 2007 – Corporate Express has established a permanent presence in Hong Kong and China to facilitate direct sourcing of office products from Asian manufacturers. Going forward, a substantial proportion of Corporate Express privately branded products will be handled through this newly established, local sourcing organisation. This marks an important step in implementing our sourcing strategy supporting the business globally.

Frans Koffrie, President and CEO of Corporate Express commented: “Our presence in South East Asia and our ability to source products directly from manufacturers will allow us to run our global operations more efficiently and bring tangible benefits to our customers in North America, Europe and Australia.”

This new infrastructure and capabilities will help Corporate Express to better control the supply chain and reduce procurement costs. Currently, Corporate Express has 25 percent of its global sales under its private brand. A direct relationship with manufacturers will ensure better and more consistent product quality for customers as the product offering can be adapted much more rapidly to meet specific customer requirements. Corporate Express will also be able to directly influence manufacturers to become more environmentally conscious with regard to issues such as production, packaging and waste.

The Hong Kong office and the representative office in Shenzhen, China, have started operations on 1 July and will be fully staffed by August 2007. The local management team will be responsible for product development, merchandising, supply chain management and quality assurance and control including social responsibility measurements at local production facilities.

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About Corporate Express

Corporate Express provides customers with a single source of business products and services, so they can focus their energy and time on their core business. Corporate Express helps organisations to save time and maximize their productivity.

Headquartered in the Netherlands, Corporate Express generated 2006 annual sales of EUR 6.3 billion. The Company has a widespread global distribution network spanning North America, Europe and Australia, has close to 19,000 employees, and operations in 20 countries. Corporate Express is listed on Euronext Amsterdam (Euronext: CXP) and in New York (NYSE: CXP). For more information, please visit: www.cexpgroup.com

For more information
Analysts / investors: Carl Hoyer	Telephone: +31 (0)20 651 10 42
carl.hoyer@cexpgroup.com
Press / general inquiries: Corporate Communications	Telephone: +31 (0)20 651 10 19
corpcomm@cexpgroup.com

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Corporate Express and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 9, 2007. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Corporate Express NV

	By:	/s/ F.H.J. Koffrie
Member Executive Board

	By:	/s/ H. van der Kooij
Company Secretary

Date: July 10, 2007